

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

John Garcia
Co-Chief Executive Officer
AEA-Bridges Impact Corp.
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
Cayman Islands KY1-1102

> **Re: AEA-Bridges Impact Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 10, 2022**
> **File No. 333-262573**

Dear Dr. Garcia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed June 10, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on

Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler, Esq.